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                                                                     EXHIBIT 5.1


                        [COOLEY GODWARD LLP LETTERHEAD]


March 27, 2003


ViroLogic, Inc.
345 Oyster Point Boulevard
South San Francisco, CA 94080

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the registration by ViroLogic, Inc. (the "Company"), on Registration Statements on Form S-3 (Nos. 333-102995 and 333-102273) filed with the Securities and Exchange Commission (the "Registration Statement"), of 53,314,634 shares of the common stock, $.001 par value, of the Company (the "Shares") on behalf of certain selling security holders, including: (A) 2,608,695 Shares that are currently issued and outstanding (the "Current Outstanding Shares"); (B) 25,520,888 Shares (the "Current Conversion Shares") that are currently issuable upon (x) conversion of 1,910.6 outstanding shares of the Company's Series C Convertible Preferred Stock (the "Series C Preferred") and (y) upon exercise of certain warrants to purchase an aggregate of 9,730,820 shares of common stock (the "Warrants"); (C) 12,612,118 shares that may be issued by the Company as quarterly premium payments on the Series C Preferred (the "Premium Payment Shares"); and (D) 12,572,933 Shares that may be issuable in the future upon conversion of the Series C Preferred or the exercise of the Warrants as a result of antidilution, penalty or similar provisions contained therein (the "Future Issuance Shares").

In connection with this opinion, we have examined the Registration Statements and related combined prospectus, the Company's Certificate of Incorporation, as amended, and Bylaws, as amended, the Warrants and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that: (i) the Current Outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable; (ii) the Current Conversion Shares have been duly authorized and, upon issuance (upon conversion of the Series C Preferred in accordance with the Company's Certificate of Incorporation, or against payment therefor as required under the terms of the Warrants, as applicable), will be validly issued, fully paid and nonassessable; (iii) the Premium Payment Shares have been duly authorized and, upon issuance in accordance with the Company's Certificate of Incorporation, will be validly issued, fully paid and nonassessable; and (iv) subject to the availability of a sufficient number of then authorized and unissued shares of the Company's common stock, $.001 par value, the Future Issuance Shares will be duly authorized and, upon issuance (upon conversion of the Series C Preferred in accordance with the Company's Certificate of Incorporation, or against payment therefor as required under the terms of the Warrants, as applicable), will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statements.

Very truly yours,

/s/ STEVEN M. PRZESMICKI
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Steven M. Przesmicki